# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Beazer Homes USA, Inc., CIK 0000915840
CUSIP: 07556Q881
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2002 Summit Blvd NE, 15th Floor, Atlanta, Georgia (2Q), 30319
Date of event which requires filing of this statement: 11/17/2025
Filed by CIK 0001239441
Persons authorized to receive notices and communications: Allan P. Merrill, 2002 Summit Blvd NE, 15th Floor, Atlanta, Georgia (2Q), 30319, (770) 829-3700

## Reporting persons
- Allan P. Merrill (CIK 0001239441): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,572,441; shared voting power 0; sole dispositive power 1,572,441; shared dispositive power 0; aggregate amount beneficially owned 1,572,441 (5.3% of the class)
  Comment: Percent of class represented by amount in Row (11) is calculated based on 29,759,950 shares of the Common Stock, par value $0.001 per share, of the Issuer outstanding as of November 10, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on November 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Beazer Homes USA, Inc.
Address of issuer's principal executive offices: 2002 Summit Blvd NE, 15th Floor, Atlanta, Georgia (2Q), 30319

## Item 2. Identity and Background
Name of person filing: Allan P. Merrill
Residence or business address: 2002 Summit Blvd NE, 15th Floor, Atlanta Georgia 30319
Present principal occupation or employment: The principal business of the Reporting Person is serving as Chairman, President and Chief Executive Officer of Beazer Homes USA, Inc.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

In his capacity as Chairman, President and Chief Executive Officer of the Issuer, the Reporting Person has from time to time been awarded time-based and performance-based restricted stock awards, stock options and other forms of equity awards pursuant to the Issuer's equity incentive plans pursuant to which the Reporting Person may acquire the Issuer's common stock.

On November 17, 2025, the Issuer granted the Reporting Person a (i) restricted stock award of 65,996 shares of the Issuer's common stock that vests ratably over a three-year period, (ii) a restricted stock award of 35,424 shares of the Issuer's common stock that vests ratably over a two-year period and (iii) a performance stock award of 98,994 shares of the Issuer's common stock that is subject to achievement of certain performance metrics, in each case, pursuant to the Company's 2014 Amended and Restated Long-Term Incentive Plan (collectively, the "Stock Grant"). Each share granted pursuant to the Stock Grant is issued subject to the terms of the 2014 Amended and Restated Long-Term Incentive Plan and an applicable award agreement but confers dividend and voting rights during the vesting period. Accordingly, the Reporting Person is deemed to beneficially own such shares pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, as of the grant date.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure provided in Item 3 above is incorporated herein by reference.

The Reporting Person serves as Chairman, President and Chief Executive Officer of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer's Insider Trading Compliance Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions or through exercises of stock options, depending upon the Reporting Person's evaluation of the Issuer's business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer and/or, subject to the Issuer's Insider Trading Compliance Policy, enter into derivative transactions with institutional counterparties with respect to the Issuer's securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 1,572,441 shares of Common Stock, or 5.3% of the Issuer's outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule 13D are calculated based on the 29,759,950 shares of Common Stock outstanding as of November 10, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on November 13, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person may be deemed to hold sole voting and dispositive power over 1,572,441 shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as described in Items 3 and 4 of this Schedule 13D, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct, the receipt of dividends from, or proceeds from the sale of, any securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Information set forth in Items 3 and 4 is incorporated herein by reference. Except as described herein, the Reproting Person has no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Form of 2014 Long-Term Incentive Plan Award Agreement for Restricted Stock Awards (Named Executive Officers) (incorporated herein by reference to Exhibit 10.21 of the Company's Form 10-K filed on November 13, 2014)
99.2 Form of 2014 Long-Term Incentive Plan Aaward Agreement for Performance Shares (Named Executive Officers) (incorporated herein by reference to Exhibit 10.2 of the Company's Form 10-Q for the quarter ended December 31, 2017)

## Signatures
- Allan P. Merrill: /s/ Allan P. Merrill, Allan P. Merrill (11/24/2025)